TASEKO ANNOUNCES US$23 MILLION BOUGHT DEAL
AND UP TO US$2 MILLION CONCURRENT PRIVATE PLACEMENT

November 11, 2020, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) ("Taseko" or the "Company") announces that the Company has entered into an agreement dated November 11, 2020 with Cantor Fitzgerald Canada Corporation (the "Lead Underwriter"), as lead underwriter and sole book-runner on behalf of itself and a syndicate of underwriters (collectively, the "Underwriters"), to purchase, on a bought deal basis, 27,750,000 common shares of the Company (the "Offered Shares") at the price of US$0.83 per Offered Share (the "Issue Price") for aggregate gross proceeds of approximately US$23.0 million (the "Offering").

In addition, Taseko has agreed to grant to the Underwriters an over-allotment option exercisable, in whole or in part, in the sole discretion of the Underwriters, to purchase up to an additional 4,162,500 common shares (representing 15% of the total number of common shares comprised in the Offering) at the Issue Price for a period of up to 30 days after the closing of the Offering for potential gross proceeds of up to approximately US$3.5 million. The Company has agreed to pay the Underwriters a cash commission equal to 6.0% of the gross proceeds of the Offering, including proceeds received from the exercise of the over-allotment option.

Proceeds of the Offering are anticipated to be used to fund ongoing operating, engineering and project costs in connection with the advancement of the Company's Florence Copper Project and for general corporate purposes and working capital.

The Offering is expected to close on or about November 17, 2020 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange ("TSX") the NYSE American stock exchange ("NYSE"), the London Stock Exchange ("LSE") and the United Kingdom Financial Conduct Authority.  The Company anticipates that the Offered Shares will, in due course, be listed for trading on each of the TSX, NYSE and the LSE.

The Offering will be made by way of a prospectus supplement (the "Prospectus Supplement") to the Company's existing Canadian base shelf prospectus (the "Base Shelf Prospectus") and related U.S. registration statement on Form F-10 (SEC File No. 333-237948) (the "Registration Statement").  The U.S. form of Base Shelf Prospectus is included in the Registration Statement.  The Prospectus Supplement has been filed with the securities commissions in each of the provinces of Canada (other than Québec) and the United States Securities and Exchange Commission (the "SEC"). The Canadian Prospectus Supplement (together with the related Canadian Base Shelf Prospectus) will be available on SEDAR at www.sedar.com. The United States Prospectus Supplement (together with U.S. Base Shelf Prospectus and the Registration Statement) will be available on the SEC's website at www.sec.gov.  Alternatively, the Prospectus Supplement may be obtained, when available, upon request by contacting the Company at 15th Floor, 1040 West Georgia Street, Vancouver, British Columbia V6E 4H1, Attention: Corporate Secretary or by contacting Cantor Fitzgerald Canada Corporation in Canada, Attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, Ontario M5H 3M7, email: ecmcanada@cantor.com or Cantor Fitzgerald & Co. in the United States, Attention: Equity Capital Markets, 499 Park Avenue, 6th Floor, New York, New York, 10022, email: prospectus@cantor.com.

Acting as the stabilizing manager in connection with the Offering, the Lead Underwriter or any of its agents, may (but will be under no obligation to), to the extent permitted by applicable law, over-allot common shares or effect other transactions with a view to supporting the market price of the common shares at a higher level than that which might otherwise prevail in the open market. The Lead Underwriter (or any of its agents) is not required to enter into such transactions and such transactions may be effected on any securities market, over-the-counter market, stock exchange or otherwise and may be undertaken at any time during the period commencing on the closing date of the Offering and ending no later than the 30th calendar day after the closing date of the Offering.  However, there will be no obligation on the Lead Underwriter or any of its agents to effect stabilizing transactions and there is no assurance that stabilizing transactions will be undertaken.  Such stabilization, if commenced, may be discontinued at any time without prior notice.  In no event will measures be taken to stabilize the market price of the common shares above the Issue Price. The Lead Underwriter (or any of its agents) may, for stabilization purposes, over-allot common shares up to a maximum of 15 per cent. Except as required by law or regulation, neither the Underwriters nor any of their agents intend to disclose the extent of any over-allotments made and/or stabilization transactions conducted in relation to the Offering.

In addition to the Offering, Taseko is proposing to undertake a non-brokered private placement of up to 2,409,639 common shares of the Company at the Issue Price for gross proceeds to the Company of up to US$2.0 million (the "Concurrent Private Placement").  No commission or finder's fee is payable to the Underwriters in connection with the Concurrent Private Placement. Common shares issued pursuant to the Concurrent Private Placement will be subject to applicable resale restrictions, including a four month hold period under Canadian securities legislation. Closing of the Concurrent Private Placement is subject to the approval of the TSX and the NYSE. Closing of the Offering is not conditional upon the closing of the Concurrent Private Placement and closing of the Concurrent Private Placement is not conditional on the closing of the Offering.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon by the accuracy or adequacy of the Prospectus Supplement, the Base Shelf Prospectus or the Registration Statement.

This communication has been issued by, and is the sole responsibility, of the Company. No representation or warranty express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by the Lead Underwriter or by any of its affiliates, directors, officers, employees, advisers or agents as to or in relation to, the accuracy or completeness of this communication or any other written or oral information made available to or publicly available to any interested party or its advisers, and any liability therefore is expressly disclaimed. The Lead Underwriter has not authorized the contents of, or any part of, this communication.

For further information on Taseko, please contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
Chief Executive Officer and Director

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation, and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). The use of any of the words "expect", "plan", "update" and similar expressions are intended to identify forward-looking information or statements. These statements include expectations about the likelihood of completion of the Offering and the Concurrent Private Placement, the amount of funds to be raised, the use of proceeds of the Offering and the Concurrent Private Placement, the anticipated closing date of the Offering and the Concurrent Private Placement, the ability of the Company to secure the required stock exchange acceptances for the Offering and the Concurrent Private Placement, the undertaking of any stabilization transactions in connection with the Offering, and the advancement of the development of the Company's Florence Copper Project. Though the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  For further information on Taseko and the assumptions and risks related to Taseko's business and forward looking statements, investors should review the Company's annual information form, annual MD&A and audited financial statements filed by the Company under Canadian securities laws at www.sedar.com and included in the Company's annual report on Form 40-F filed with the United States Securities and Exchange Commission at www.sec.gov, together with the Prospectus Supplement and other continuous disclosure filings made by the Company that have been filed at www.sedar.com and www.sec.gov and incorporated by reference into the Prospectus Supplement.

For readers in the European Economic Area and the United Kingdom

In any EEA Member State and the United Kingdom (each, a "Relevant State"), this communication is only addressed to and directed at qualified investors in that Relevant State within the meaning of the Prospectus Regulation. The term "Prospectus Regulation" means Regulation (EU) 2017/1129.

For readers in the United Kingdom

This communication, in so far as it constitutes an invitation or inducement to enter into investment activity (within the meaning of s21 Financial Services and Markets Act 2000 as amended) in connection with the securities which are the subject of the offering described in this press release or otherwise, is being directed only at (i) persons who are outside the United Kingdom; (ii) persons who have professional experience in matters relating to investments who fall within Article 19(5) (Investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"); (iii) certain high net worth companies and persons who fall within Article 49(2)(a) to (d) (High net worth companies, unincorporated associations etc.) of the Order; and/or (iv) any other person to whom it may lawfully be communicated (all such persons in (i) to (iv) together being referred to as "relevant persons"). The Offered Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Offered Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.